Exhibit 4.3

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF VIRGINIA
ABINGDON

UNITED STATES OF AMERICA	)
)
v.	)
	)	Case No. 1:19cr00016
INDIVIOR INC. (a/k/a Reckitt	)
Benckiser Pharmaceuticals Inc.) and	)
INDIVIOR PLC,	)
Defendants	)
RESOLUTION AGREEMENT
1.    The United States Attorney's Office for the Western District of Virginia ("USAO-WDVA") and the United States Department of Justice's Consumer Protection Branch ("CPB") and Indivior Inc., and Indivior plc (Indivior Inc., Indivior plc, and all subsidiaries of either company are collectively referred to as "INDIVIOR"), pursuant to authority granted by their Board of Directors, enter into this Agreement to resolve the prosecution of INDIVIOR related to the marketing, sale, promotion and distribution of Suboxone Film in the United States.
2.    This Agreement resolves all of INDIVIOR' s potential federal criminal liability (except as to potential criminal tax violations, as to which the Government makes no agreement) based on the subject matter of the investigation and facts known by the USAO-WDVA and CPB and the allegations in the superseding indictment in United States v. Indivior Inc. et al., Case No. 1:19CR16 (W.D. Va. August 14, 2019) ("Indictment").
3.    The USAO-WDVA and CPB enter into this agreement based on the individual circumstances presented by this case, including that this resolution coupled with the July 11, 2019, resolution with INDIVIOR's former parent, Reckitt Benckiser Group, will result in a total financial recovery of $2,000,000,000 (two billion dollars), and INDIVIOR's additional commitments to:
a.    Comply fully with the terms of the Civil Settlement Agreement (attached as Attachment 1);
b.    Comply fully with the terms of the Federal Trade Commission's ("FTC") Stipulated Order For Permanent Injunction to be entered in the United States District Court for the Western District of Virginia (attached as Attachment 2);

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
c.    Guarantee the performance of all financial obligations agreed to by Indivior Solutions, Inc. (Indivior Solutions), in its plea agreement (attached as Attachment 3);
d.    Comply fully with the Compliance Program set forth in Addendum A to this Agreement; and
e.    Fulfill all terms of this Agreement.
4.    INDIVIOR agrees it will fulfill all of the obligations set forth in the subparagraphs of Paragraph 3 of this Agreement.
5.    The Term of INDIVIOR's obligations under this Agreement will be 5 (five) years from the date all parties have signed this Agreement ("Effective Date"). However, the Term will be extended to include any time prior to INDIVIOR fully complying with all of its commitments, financial and otherwise, set forth in this Agreement.
6.    INDIVIOR will pay or guarantee payment of a total of $600,000,000 (six hundred million dollars) plus interest accrued on first payment, such that if its subsidiary, Indivior Solutions, is unable to meet its financial commitments in its plea agreement (Attachment 3 hereto), INDIVIOR guarantees those commitments will be paid. If Indivior Solutions does not make payments due on or before the dates below, INDIVIOR will honor its guarantee and will pay those amounts on or before the dates below. This total payment and/or guarantee amount shall be allocated as follows:
a.    $300,000,000 (three hundred million dollars) plus interest at a rate of 1.25% (one and one quarter percent) per annum to be paid by INDIVIOR pursuant to the Civil Settlement Agreement (payments designated in table below as "Civil");
b.    $10,000,000 (ten million dollars) to be paid by INDIVIOR to resolve claims by the FTC as set forth in the Stipulated Permanent Injunction (payment designated in table below as "FTC");
c.    $245,000,000 (two hundred forty-five million dollars) [plus interest accrued on the first payment] to be paid by Indivior Solutions to be allocated between a fine, additional forfeiture, and, if the Court deems it appropriate, restitution. The Court has absolute discretion to determine how this money should be allocated between these items. If the Court deems restitution to be appropriate, pursuant to 18 U.S.C. 3663(a)(3), the parties agree the Court may order restitution in any manner it deems appropriate (payments designated in table below as "Court's Discretionary Fund");
d.    $44,000,000 (forty-four million dollars) to be paid by Indivior Solutions for forfeiture of proceeds (payments designated in table below as "Forfeiture"); and

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
e.    $1,000,000 (one million dollars) to be paid by Indivior Solutions to the Virginia Medicaid Fraud Control Unit to be used for the 25% state match of the Medicaid Fraud Control Unit grant (payment designated in table below as "VA-MFCU").
7.    The payments shall be made as follows, as directed by the United States:

TABLE OF PAYMENTS BY INDIVIOR SOLUTIONS AND GUARANTEED BY INDIVIOR INC. AND INDIVIOR PLC
		Designation of Payments
Due Date	Payment Due*	Court’s Discretionary Fund	Forfeiture	VA-MFCU
Put in Escrow Prior to Indivior Solutions Pleading Guilty#	$54,000,000	$31,000,000	$22,000,000	$1,000,000
1/15/2022	$25,000,000	$25,000,000
1/15/2023	$25,000,000	$25,000,000
1/15/2024	$25,000,000	$25,000,000
1/15/2025	$25,000,000	$25,000,000
1/15/2026	$25,000,000	$25,000,000
1/15/2027	$25,000,000	$25,000,000
12/15/2027	$86,000,000	$64,000,000	$22,000,000
TOTAL	$290,000,000	$245,000,000	$44,000,000	$1,000,000
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Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement

TABLE OF PAYMENTS BY INDIVIOR INC. AND INDIVIOR PLC
		Designation of Payments
Due Date	Payment Due*	Civil*	FTC
Put in Escrow Prior to Indivior Solutions Pleading Guilty#	$46,000,000	$36,000,000	$10,000,000
1/15/2022	$25,000,000	$25,000,000
1/15/2023	$25,000,000	$25,000,000
1/15/2024	$25,000,000	$25,000,000
1/15/2025	$25,000,000	$25,000,000
1/15/2026	$25,000,000	$25,000,000
1/15/2027	$25,000,000	$25,000,000
12/15/2027	$114,000,000	$114,000,000
TOTAL	$310,000,000	$300,000,000	$10,000,000
#Payments due prior to Indivior Solutions pleading guilty will be placed in an escrow account. Within 3 (three) days of the Court imposing sentence, the escrow funds will be disbursed as set forth herein. For all of the escrowed amounts, in addition to the escrowed payments, Indivior Solutions will pay, and INDIVIOR will guarantee payment of, interest at the rate of 1.25% (one and one quarter percent) per annum calculated from April 9, 2020, to the time payment is made from the escrow account. The interest paid on the escrowed funds will not be credited toward the total amount due and will make the Court's Discretionary Fund greater than $245,000,000 (two hundred forty-five million dollars).
*All payment due for the Civil Settlement will include the amount listed plus interest of 1.25% (one and one-quarter percent) per annum calculated from April 9, 2020.
8.    Any payments made shall be credited to the earliest payments due and pro rata between the different designated purposes. After the initial payment, any payments for forfeiture, fines, or restitution made ahead of the due date shall be reduced by an early payment discount of 3% (three percent) per annum. Any such payments made past the due date shall be increased by a late fee of 3% (three percent) per annum on the amount that is late, only. Imposition of a late fee is in addition to any other remedy the USAO-WDVA and CPB may pursue if INDIVIOR violates this agreement by (a) failing to make its civil payments when due or (b) failing to honor its agreement to guarantee the payments of Indivior Solutions when due.
9.    Other than money returned from the State Settlement Accounts, if any, as set forth in agreements with the Medicaid Participating States, no money paid by INDIVIOR will be returned and INDIVIOR expressly releases any and all claims it may have to the money. INDIVIOR will not file any claim or otherwise contest the payment of money set forth in this Agreement, and it will not assist anyone in asserting a claim to the money.

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
10.    Nothing in this Agreement or any related document is an admission by the USAO-WDVA or CPB that the amounts paid by INDIVIOR are the maximum amounts that could, in the absence of this agreement, be recovered from INDIVIOR. If INDIVIOR does not comply with all of its obligations under this Agreement, the USAO-WDVA and CPB are not precluded from arguing or presenting evidence that the total amount to be paid by INDIVIOR should be higher.
11.    INDIVIOR must notify the USAO as soon as reasonably practicable, in writing, of any event (including, but not limited to, sale, merger, dissolution, etc.) that would jeopardize its ability to pay any amounts under this Agreement. If an adverse event (including, but not limited to, sale, merger, dissolution, etc.) would jeopardize INDIVIOR's ability to pay any amounts under this Agreement, or if any payment would cause INDIVIOR to either (a) violate an existing debt covenant for which the holder(s) will not forbear, forgive or otherwise extend, or (b) incur a negative going concern or viability assessment by its auditors as required by any applicable domestic or foreign corporate governance code, accounting standard or related rule or regulation, INDIVIOR shall notify the USAO as soon as reasonably practicable. Should unrelated, unanticipated economic circumstances create a material risk that INDIVIOR may reasonably incur any of the events identified herein, INDIVIOR may request that the USAO-WDVA and CPB agree to delay any payment identified in the Table of Payments in paragraph 7 of the Resolution Agreement. The USAO-WDVA and CPB may consider such request.
12.    INDIVIOR represents and warrants that it has reviewed its financial situation, it currently is not insolvent as such term is defined in 11 U.S.C. § 101(32), and it reasonably believes it shall remain solvent following payment of the financial obligations set forth in this Agreement. Further, the parties warrant that, in evaluating whether to execute this Agreement, they have (a) intended that the mutual promises, covenants, and obligations set forth constitute a contemporaneous exchange for new value given to INDIVIOR, within the meaning of 11 U.S.C. § 547(c)(l); and (b) concluded that these mutual promises, covenants, and obligations do, in fact, constitute such a contemporaneous exchange. Further, the parties warrant that the mutual promises, covenants, and obligations set forth herein are intended to, and do, in fact, represent a reasonably equivalent exchange of value that is not intended to hinder, delay, or defraud any entity to which INDIVIOR was or became indebted to on or after the Agreement Date, within the meaning of 11 U.S.C. §548(a)(l). INDIVIOR agrees its obligations under this Agreement may not be avoided pursuant to 11 U.S.C. § 547, and INDIVIOR shall not argue or otherwise take the position in any such case, action, or proceeding that (1) INDIVIOR's obligations under this Agreement may be avoided under 11 U.S.C. § 547; (2) INDIVIOR was insolvent at the time this Agreement was entered into; or (3) the mutual promises, covenants, and obligations set forth in this Agreement do not constitute a contemporaneous exchange for new value given to INDIVIOR. INDIVIOR acknowledges that the agreements in this Paragraph are provided in exchange for valuable consideration provided in this Agreement. INDIVIOR agrees all amounts payable under this agreement are not dischargeable in bankruptcy and shall be considered debt for a fine, penalty, or forfeiture payable to and for the benefit of a governmental unit pursuant to 11 U.S.C. § 523(a)(7). INDIVIOR will not contest

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
that all forfeiture amounts ordered by the Court against Indivior Solutions represent criminal proceeds subject to forfeiture, and as such, the Government's interest in those proceeds arose on the date Indivior Solutions received those proceeds pursuant to 21 U.S.C. 853(c).
13.    Within 5 (five) days of filing of the publicly filed documents that are related to the below listed documents, INDIVIOR shall provide for the exclusive use of the United States the following financial reports to the USAO and CPB (to the extent any below listed document is not related to a publicly filed quarterly document, INDIVIOR shall provide the reports by the 15th day of the month following the conclusion of the quarter):
a.    quarterly operating reports which report net disbursements and net receipts, bank account balances, and statement of operations and balance sheet for the preceding month, for Indivior plc, Indivior Finance (2014) LLC, Indivior Finance SARL, Indivior Global Holdings Ltd (a/k/a RBP Global Holdings Limited); Indivior Inc. (a/k/a Reckitt Benckiser Pharmaceuticals Inc.), Indivior PLC, Indivior Solutions Inc. (a/k/a Reckitt Benckiser Pharmaceuticals Solutions Inc.), and Indivior US Holdings Inc. (f/k/a RBP US Holdings Inc.) and any successor in interest; and
b.    a quarterly cash flow forecast that shows anticipated consolidated cash receipts and disbursements for the next quarter on a consolidated basis.
14.    INDIVIOR's United States Suboxone sales force will be disbanded prior to execution of this Agreement and INDIVIOR will not reinstate a United States Suboxone sales force.
15.    Neither INDIVIOR nor any affiliated U.S. entity (including, but not limited to, joint ventures) will make any false or misleading statements in the promotion of any pharmaceutical product during the term of this Agreement.
16.    INDIVIOR will fully cooperate with all investigations and prosecutions, if any, by the Department of Justice related, in any way, to Suboxone or any other drug marketed or promoted by INDIVIOR. INDIVIOR's cooperation in the investigation and prosecution of individuals and entities pursuant to this paragraph includes, but is not limited to, using best efforts promptly to secure the attendance and testimony of any current or former officer, director, agent, or employee of INDIVIOR at any meeting or interview or before the grand jury or at any trial or other court proceeding; and truthfully disclosing all factual information, documents, records, or other tangible evidence not protected by a valid claim of privilege or work product. INDIVIOR's cooperation is subject to applicable laws and regulations, including relevant data privacy and national security laws and regulations, as well as valid claims of attorney-client privilege or attorney work product doctrine. INDIVIOR expressly understands, to the extent there is conduct disclosed by INDIVIOR that does not relate to Suboxone or Subutex, such conduct will not be exempt from prosecution and is not within the scope of the non-prosecution terms of this Agreement.

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
17.    INDIVIOR will execute and transmit all documents needed to effectuate the terms of this Agreement.
18.    INDIVIOR stipulates (a) the facts and allegations set forth in the Information to which Indivior Solutions is pleading guilty are true and correct, (b) the United States had probable cause to bring all the counts in the Indictment and Superseding Indictment ("Indictment Counts") which are being dismissed under this agreement, (c) the Indictment Counts were not frivolous, vexatious or in bad faith, and (d) INDIVIOR is not, in any way, a "prevailing party" with regard to the Indictment Counts. INDIVIOR waives any claim for attorney's fees and other litigation expenses arising out of the investigation or prosecution of this matter.
19.    INDIVIOR will not, through its present or future directors, officers, employees, or agents, (1) make any public statement or (2) make any statement or take any position in litigation in which any United States department or agency is a party, contradicting any statement or provision set forth in the Agreement or its attachments. If INDIVIOR makes a public statement that in whole or in part contradicts any such statement or provision, INDIVIOR may avoid being in violation of this Agreement by promptly publicly repudiating such statement. For the purposes of this paragraph, the term "public statement" means any statement made or authorized by INDIVIOR's directors, officers, employees, or attorneys and includes, but is not limited to, a statement in (1) a press release, (2) public relations material, or (3) INDIVIOR's websites. Notwithstanding the above, INDIVIOR may avail itself of any legal or factual arguments available in defending litigation brought by a party other than the United States. This paragraph does not apply to any statement made by any individual in the course of any actual or contemplated criminal, regulatory, administrative, or civil case initiated by any governmental or private party against such individual.
20.    The conduct for which INDIVIOR was investigated and that led to the Indictment relates solely to INDIVIOR's products Subutex, Suboxone Tablet, and Suboxone Film and not to its products launched in 2018 and thereafter.
21.    Except as may otherwise be agreed by the parties in connection with a particular transaction, INDIVIOR agrees if, during the term of this Agreement, it undertakes any material change in corporate form, including if it sells, merges, or transfers any portion of its business operations material to INDIVIOR's consolidated operations as they existed as of April 9, 2020, whether such change is structured as a sale, asset sale, merger, transfer, or other material change in corporate form, it shall include in any contract for sale, merger, transfer, or other change in corporate form a provision binding the purchaser, or any successor in interest thereto, to the obligations described in this Agreement unless the USAO-WDVA and CPB otherwise agree in writing. INDIVIOR shall provide notice to the USAO-WDVA and CPB at least 30 (thirty) days prior to undertaking any such sale, merger, transfer, or other change in corporate form. Nothing herein shall restrict INDIVIOR from indemnifying (or otherwise holding harmless) the purchaser or successor in interest for penalties or other costs arising from any conduct that may have occurred prior to the date of the transaction, so long as such

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
indemnification does not have the effect of circumventing or frustrating the enforcement purposes of this Agreement, as determined by the USAO-WDVA and CPB.
22.    If INDIVIOR is in compliance with all of the terms of this Agreement and the Court enters a judgment and conviction order against Indivior Solutions, upon the Court entering an order requiring INDIVIOR to fully comply with this Agreement the United States will move for dismissal of the Indictment and will not prosecute or seek forfeiture against INDIVIOR or its present or former affiliates, divisions, or subsidiaries or their successors, or assigns for any criminal conduct occurring prior to the date this agreement is signed and covered by (a) the Indictment or any violations of law that were the subject matter of the Indictment, (b) the investigation by the USAO-WDVA and CPB, and/or (c) the facts currently known to the USAO-WDVA and CPB regarding the sale, promotion, or marketing of Suboxone or Subutex products in the United States.
23.    Notwithstanding any other provision of this Agreement, if the USAO- WDVA or CPB, in their sole discretion, determine INDIVIOR (a) provided deliberately false, incomplete, or misleading information at any time in connection with this Agreement; (b) committed a felony during the term of this Agreement; or (c) knowingly and intentionally violated any provision of this Agreement, (1) the USAOWDVA and CPB will not be bound to their agreement not to prosecute INDIVIOR for the matters covered in the Indictment, (2) INDIVIOR will not assert any claim under the United States Constitution, Rule 1l(f) of the Federal Rules of Criminal Procedure, Rule 410 of the Federal Rules of Evidence, or any other rule or law, that any statements or testimony made by or on behalf of INDIVIOR prior or subsequent to this Agreement, or any leads derived therefrom, should be suppressed or are otherwise inadmissible, and (3) the United States may file any charges which were filed or could have been filed against INDIVIOR relating to the Indictment. It is understood any prosecution not time-barred by the applicable statute of limitations on the Effective Date of this Agreement, including time protected as the result of existing agreements to toll the applicable statute of limitations, may be commenced against INDIVIOR in the event of its knowing or intentional violation of a provision of this Agreement. Accordingly, INDIVIOR has executed and agrees to be bound by the tolling agreement included as Attachment 4 to this Agreement. Should the USAO-WDVA or CPB determine that INDIVIOR has violated any provision of this Agreement, the USAOWDVA or CPB shall provide prompt written notice to INDIVIOR addressed to its Chief Legal Officer, and to its outside counsel, James R. Wooley, Jones Day, North Point 90I Lakeside Avenue, Cleveland, Ohio 44114-1190 or to any successor INDIVIOR may designate, of the alleged violation and provide INDIVIOR with a 45 (forty-five) day period from the date of receipt of notice in which to make a presentation to the USAO-WDVA or CPB to demonstrate that no violation occurred, that any violation was unintentional or inadvertent, or, to the extent applicable, that the violation should not result in adverse action, including because the violation has been cured by INDIVIOR.
24.    INDIVIOR will agree to the entry of an order of the Court (attached as Attachment 5), as a condition of the Court's dismissal of the pending Indictment, in which INDIVIOR is ordered to comply with the terms of this Agreement and be subject to, in

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
addition to the other remedies available in this Agreement, the jurisdiction of the Court whether for a proceeding that could result in contempt or any other remedy the Court deems appropriate should it fail to comply with any term of the Agreement. For the purposes of a dispute over an alleged violation of the Agreement, a determination by the USAO-WDVA or CPB that INDIVIOR failed to comply with a term of the agreement shall not be binding on the Court. INDIVIOR agrees nothing will divest the Court of jurisdiction, including, but not limited to, any proceeding relating to bankruptcy, insolvency, reorganization, or relief of debtors.
25.    INDIVIOR shall comply with (a) the FDCA and implementing regulations governing the manufacture, marketing, sale, promotion, and distribution of Indivior products in the United States, and (b) Title 18, United States Code, Section 1347.
26.    This Agreement binds the Department of Justice. Notwithstanding the foregoing, it does not bind the Tax Division of the Department of Justice, other federal agencies, or any state, local, or foreign law enforcement or regulatory agencies, or any other authorities.
27.    Indivior waives all rights, whether asserted directly or by a representative, to request or receive from the United States Department of Justice, United States Food and Drug Administration - Office of Criminal Investigations, United States Department of Health and Human Services - Office of Inspector General, United States Postal Service - Office of Inspector General, and Virginia Office of the Attorney General Medicaid Fraud Control Unit any records pertaining to the investigation or prosecution of this case, including, without limitation, any records that may be sought under the Freedom of Information Act, 5 U.S.C. § 552, the Privacy Act of 1974, 5 U.S.C. § 552a, or the Virginia Freedom of Information Act, Va. Code § 2.2-3700- 3714.
28.    Nothing in this Agreement resolves, in any way, any liability of any individual.
29.    If the Court rejects either the Plea Agreement of Indivior Solutions or Civil Settlement with INDIVIOR, either party may withdraw from this agreement by giving written notice to the other party within 10 (ten) days of the Court's rejection.
30.    This Agreement, its Addendum A and Attachments 1, 2, 4, and 5, set forth all the terms of the agreement between INDIVIOR on the one hand, and the USAO-WDVA and CPB on the other. No amendments, modifications, or additions to this Agreement will be valid unless they are in writing signed by the USAO-WDVA and CPB, an attorney for INDIVIOR, and a duly authorized representative of INDIVIOR.
31.    INDIVIOR acknowledges its acceptance of this Agreement by the signature of its counsel and Officer(s). A copy of a resolution by INDIVIOR's Boards of Directors

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
authorizing the Officer(s) to execute this Agreement and all other documents to resolve this matter on behalf of INDIVIOR is attached as Addendum B.
Agreed to:
Indivior Inc.
Indivior plc

BY:	/s/ Javier Rodriguez	7/24/20
	Javier Rodriguez	DATE
Authorized Corporate Representative for Indivior Inc. and Indivior plc
Counsel has fully explained to the Boards of Directors of INDIVIOR the facts and circumstances of the prosecution and the consequences of entering into this Agreement. Counsel has reviewed this entire Agreement and documents referenced herein with the client, through its Officer. INDIVIOR understands the terms and conditions of this Agreement, and INDIVIOR's decision to enter into this Agreement is knowing and voluntary. INDIVIOR's execution of and entry into this Agreement is done with Counsel's consent.

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement

/s/ James R. Wooley	7/24/20
James R. Wooley	DATE
Counsel for Indivior Inc. and Indivior plc

/s/ Thomas W. Beimers	7/24/20
Thomas W. Beimers	DATE
Counsel for Indivior Inc. and Indivior plc
The United States Attorney’s Office for the Western District of Virginia:

BY:	/s/ Daniel P. Bubar	7/23/20
	DANIEL P. BUBAR	DATE
Attorney for the United States,
Acting Under Authority Conferred by 28 U.S.C. Section 515
ALBERT P. MAYER
Trial Attorney, Department of Justice, Civil Division,
Commercial Litigation Branch
RANDY RAMSEYER
Assistant United States Attorney
KRISTIN L. GRAY
JOSEPH S. HALL
JANINE M. MYATT
Special Assistant United States Attorneys / Assistant Attorneys General,
Medicaid Fraud Control Unit, Virginia Office of the Attorney General
GARTH W. HUSTON
Special Assistant United States Attorney / Attorney, Federal Trade Commission
CAROL L. WALLACK
Trial Attorney, Department of Justice, Civil Division,
Commercial Litigation Branch
The United States Department of Justice, Consumer Protection Branch:

BY:	/s/ Gustav W. Wyler	7/23/20
	GUSTAV W. EYLER	DATE
Director
JILL P. FURMAN
Deputy Director
CHARLES J. BIRO
MATTHEW J. LASH
Trial Attorneys

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

Addendum A to Resolution Agreement
United States v. Indivior Solutions, Inc.and Indivior plc	Compliance Measures and Certifications
ADDENDUM A
COMPLIANCE MEASURES AND CERTIFICATIONS
INDIVIOR in connection with its US operations agrees to comply with the requirements set forth below and to maintain the policies and procedures described below for the Term of the Agreement:
I.   COMPLIANCE MEASURES
A.    INDIVIOR will establish and maintain compliance policies and procedures designed to prevent, detect and correct violations of the applicable Risk Evaluation Mitigation Strategy (“REMS”) program approved by the Food and Drug Administration (“FDA”), the Food Drug and Cosmetic Act (“FDCA”), and FDA’s requirements relating to the marketing, promotion, and sale of pharmaceutical products which INDIVIOR markets, promotes, or sells. These policies and procedures will also address INDIVIOR’s interactions with prescribers in relation to the Drug Addiction Treatment Act (“DATA 2000”) and any relevant amendments thereto and reporting at-risk buprenorphine prescribers to the USAO and CPB and/or their designee (collectively “Reportees”). Such policies and procedures include, but are not limited to, the following:
1.    INDIVIOR will utilize prescribing data it obtains in the ordinary course of business and develop risk identification models using data analytics tools tied in part to historical oral buprenorphine prescribing risk factors to identify prescribers who may be engaged in non-legitimate buprenorphine prescribing practices.
2.    INDIVIOR will maintain policies and processes that require customer-facing employees to report field observations of prescriber activity (“prescriber concern reports”) that (a) appears to violate requirements of DATA 2000 and any relevant amendments thereto; and (b) otherwise indicates through objective factors potential violation of the Controlled Substances Act. INDIVIOR will further maintain and implement policies and procedures for its consideration of such reports in connection with its risk identification and related delisting processes.
3.    INDIVIOR will “delist” prescribers from “INDIVIOR Programs” according to policies and procedures it will maintain and implement for utilizing risk identification and for addressing customer-facing employee prescriber concern reports to inform the prescriber delisting process. In addition, any prescriber will be delisted who INDIVIOR has actual knowledge: (1) is above that health care provider’s legally permitted patient limit for more than four consecutive months; (2) has been convicted of a felony controlled substance and/or health care fraud offense; (3) has, at any time, had his/her license to practice revoked or suspended in relation to a controlled substance and/or health care fraud offense; (4) has, at any time, surrendered his/her license to practice in relation to a controlled substance and/or health care fraud offense; (5) has been excluded by the United States Department of Health and Human Services from participation in federal health care programs; and/or (6) does not have a United States Drug Enforcement

Exhibit A (Addendum A) to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: /s/ JR

Addendum A to Resolution Agreement
United States v. Indivior Solutions, Inc.and Indivior plc	Compliance Measures and Certifications
Administration (“DEA”) registration or had his/her DEA registration revoked or suspended.
4.    INDIVIOR will provide the identity of prescribers delisted from INDIVIOR Programs, every 60 (sixty) days and will quarterly provide all of the documentation supporting its delisting decision to the Reportees, excluding internal deliberations.
5.    INDIVIOR will suspend prescribers from INDIVIOR Programs pending resolution of prescriber concern reports filed by employees. INDIVIOR will train employees other than those involved in only manufacturing, research and development, and the supply chain on prescriber concern reports policies and procedures; it will make compliance with such reporting an element in evaluations and compensation; and it will institute appropriate discipline for knowing violation of these policies and procedures.
B.    The compensation (including, but not limited to, salaries, bonuses, contests, stock options, etc.) of INDIVIOR’s United States sales representatives (or “Clinical Specialists” ) and their supervisors (or “Area Sales Managers” and “National Sales Directors”) will be designed so that financial incentives do not inappropriately motivate such individuals to engage in or tolerate marketing, promoting, or selling of pharmaceutical products (1) for unapproved uses, (2) at dosages above maximum recommended doses listed in the package insert, (3) to prescribers who are not DATA 2000-certified (if applicable to the pharmaceutical product), and (4) to delisted prescribers.
C.    INDIVIOR will implement and maintain policies and procedures designed to ensure that INDIVIOR’s consultant or other fee-for-service arrangements entered into with health care providers or health care institutions (including, but not limited to speaker programs, speaker training programs, presentations, advisory boards, and any other financial consultant or financial engagement or arrangement with a health care provider or health care institution and all events and expenses relating to such engagements or arrangements) will be used for only lawful purposes in accordance with applicable Federal health care program and FDA requirements.
D.    INDIVIOR will ensure that any materials and information that it distributes or makes available in the United States through social media and/or direct-to-consumer advertising for its pharmaceutical products comply with applicable Federal health care and FDA laws and regulations, and have been approved by the applicable review committee(s) of INDIVIOR before they are posted or disseminated. INDIVIOR will ensure all of INDIVIOR’s activities on United States-based third- party websites, social media, or other media accounts, comply with applicable Federal health care and FDA laws and regulations, and have been approved by the applicable review committee(s) of INDIVIOR before they are posted or disseminated.
E.    INDIVIOR’s Continuing Medical Education (“CME”) grant-making decisions will be approved by persons without responsibility for sales and marketing, and financial support will be provided only to programs that foster increased understanding of scientific, clinical, or healthcare issues. INDIVIOR will only provide educational grant support to third-party CME providers who maintain full responsibility for, and control over, the

Exhibit A (Addendum A) to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: /s/ JR

Addendum A to Resolution Agreement
United States v. Indivior Solutions, Inc.and Indivior plc	Compliance Measures and Certifications
selection of content, faculty, educational methods, materials, and venue for CME programs.
F.    INDIVIOR’s medical information letters will be accurate, evidence-based and contain fair balance. INDIVIOR will not solicit requests for information about company products for indications that are not approved or in a manner that falls outside the recommendations of the FDA in the Prescribing Information.
G.    INDIVIOR will maintain standards, policies and practices regarding full, fair, and accurate reporting and transparency in clinical research sponsored and executed by INDIVIOR in the following ways:
1.    Clinical research sponsored and executed by INDIVIOR will be approved by INDIVIOR’s medical and/or scientific organization. Scientific research and any resulting publications will foster increased understanding of scientific, clinical, or healthcare issues. INDIVIOR will not approve scientific research purely for the purpose of developing an article or reprint for sales personnel use.
2.    All clinical trial investigators must disclose INDIVIOR’s support for their research and financial relationships between them and INDIVIOR (including any interest in any INDIVIOR product) in any publications or presentations related to research sponsored by INDIVIOR.
3.    INDIVIOR will select and identify authors of journal articles about INDIVIOR- sponsored research based on International Committee of Medical Journal Editors (“ICMJE”) requirements regarding authorship except when a journal requires an alternative procedure. INDIVIOR will require that a person can be considered an “author” only if he or she has made substantial contributions to the conception and design of the study, acquisition or analysis of data, and has final approval of the version to be published.
4.    INDIVIOR will register summary results from all applicable clinical research sponsored and executed by INDIVIOR of INDIVIOR prescription pharmaceutical products, and report results of such clinical trials when available to INDIVIOR on the National Institutes of Health sponsored website (www.clinicaltrials.gov) in compliance with federal requirements.
5.    INDIVIOR will require acknowledgement in all related scientific publications of its role as the funding source of all research and clinical trials sponsored and executed by INDIVIOR. INDIVIOR will establish and maintain policies and procedures that are designed to ensure that specific details about clinical research to be sponsored and executed by INDIVIOR and scientific publications to be funded by INDIVIOR (including a description of the proposed work to be done, type of work product to be generated, and the purpose of the work) are documented. Any deviations from the publications plan will also be documented

Exhibit A (Addendum A) to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: /s/ JR

Addendum A to Resolution Agreement
United States v. Indivior Solutions, Inc.and Indivior plc	Compliance Measures and Certifications
and will be subject to review and approval by INDIVIOR’s U.S. Compliance Administration Council.
6.    INDIVIOR will properly report adverse event data to the FDA. INDIVIOR will maintain policies and procedures designed to ensure that all periodic reports to the FDA contain all required information and data regarding clinical research sponsored and executed by the company. INDIVIOR will require investigators participating in clinical research sponsored and executed by the company to report study-related information and data, including data about adverse events before receiving final payment from INDIVIOR.
H.    Recognizing the risks of misuse, INDIVIOR will not use survey information from surveys of health care providers to make promotional claims about its products.
I.    INDIVIOR will not use clinical decision support modules or alerts, or similar items, in electronic health record systems for any marketing, sales, or promotional purpose.
J.    INDIVIOR will not hire a third party for the purpose of engaging in any activity that INDIVIOR may not engage in under the terms of this Addendum.
K.    INDIVIOR will maintain policies and procedures that address the company’s commitment to full compliance with all federal health care program and FDA requirements.
L.    INDIVIOR will maintain a compliance training program for U.S. company employees, officers, directors and contingent workers (“Company Personnel”). INDIVIOR shall maintain a policy requiring Code of Conduct and compliance training for U.S. Company Personnel upon hire or contracting, as well as ongoing training regular and ad hoc training, and shall provide compliance training to health care providers who are consultants as may be appropriate for the contracted services.
M.    INDIVIOR will maintain policies and procedures that require Company Personnel performance evaluations to consider the Company Personnel’s adherence to company’s Code of Conduct and compliance policies and procedures and completion of Code of Conduct and compliance training.

Exhibit A (Addendum A) to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: /s/ JR

Addendum A to Resolution Agreement
United States v. Indivior Solutions, Inc.and Indivior plc	Compliance Measures and Certifications
II.   CERTIFICATIONS AND REPORTING TO DOJ
In addition to any commitment to provide any certifications and reports to other government agencies or entities, INDIVIOR shall provide the following reports and certifications to the Reportees and the Court for any period included with the Term of the Agreement.
A.   Annual INDIVIOR CEO’s Certification
Within 60 (sixty) days of the end of INDIVIOR’s fiscal year, its Chief Executive Officer will execute, under penalty of perjury, and provide to the Reportees and the Court a (1) certification that, to the best of the CEO’s knowledge, after a reasonable inquiry, INDIVIOR was in compliance with the FDCA and implementing regulations governing the manufacture, marketing, sale, promotion, and distribution of Indivior products in the United States, and Title 18, United States Code, Section 1347 (Health Care Fraud) in the preceding year (or, in the instance of the first such certification, the period from execution of the Resolution Agreement through the end of INDIVIOR’s fiscal year), or (2) certified list of all non-compliant activity and the steps taken by INDIVIOR to remedy such non- compliant activity. Any listing of non-compliant activity shall not be considered by the government or the Court as a per se violation of the terms of the Resolution Agreement. Instead, other factors will be taken into account, including, but not limited to, whether the conduct violated policies INDIVIOR has adopted, whether INDIVIOR provided training addressing the subject matter of the reported conduct, whether it was an isolated or systemic occurrence, INDIVIOR’s response, and any remedial actions taken after INDIVIOR learned of the conduct reported.
B.   Annual Board of Directors Resolution
Within 60 (sixty) days of the end of INDIVIOR’s fiscal year, INDIVIOR’s Board of Directors (“Board”) or a designated Committee of the Board of Directors (“Board Committee”) shall conduct a review of the effectiveness of INDIVIOR’s COMPLIANCE MEASURES described herein. This review shall consist of updates and reports by INDIVIOR’s Chief Executive Officer, Chief Integrity and Compliance Officer, Chief Medical Officer, and/or a representative from INDIVIOR’s Compliance Committee about INDIVIOR’s U.S. Compliance Program and the effectiveness of that program during the preceding twelve-month period. Based on the review described above, INDIVIOR’s Board shall submit to the Reportees and Court a resolution adopted by the Board stating, to the best of its knowledge, INDIVIOR has had in effect policies and procedures designed to ensure INDIVIOR fully complied with all federal laws and regulations pursuant to the FDCA and Title 18, United States Code, Section 1347 (Health Care Fraud) in the preceding year (or, in the instance of the first such certification, the period from execution of the Resolution Agreement through the end of INDIVIOR’s fiscal year). The Board’s resolution shall summarize the review described above that it, or the Board Committee, conducted to provide the required statement. If the Board determines there are deficiencies, it will provide a resolution which sets forth the deficiencies and the changes made to correct them.

Exhibit A (Addendum A) to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: /s/ JR

Addendum A to Resolution Agreement
United States v. Indivior Solutions, Inc.and Indivior plc	Compliance Measures and Certifications
C.   Reportable Events
30 (thirty) days after the end of each calendar quarter (that is, by January 30 for the calendar quarter ending December 31, April 30 for the calendar quarter ending March 31, July 30 for the calendar quarter ending June 30, and October 30 for the calendar quarter ending September 30) and ten (10) days prior to the termination of the Term (“Final Report”), INDIVIOR shall submit a report to the Reportees stating whether any Reportable Events have been determined (after a reasonable opportunity to conduct an appropriate review or investigation of the allegations) to have occurred during the preceding calendar quarter (or, in the case of the Final Report, during the period since the calendar quarter last covered by a regular quarterly report) and providing updated information about Reportable Events that occurred during any prior calendar quarters. A Reportable Event is any matter that a reasonable person would consider a probable violation of (a) any term of this Addendum; (b) the FDCA; or (c) Title 18, United States Code, Section 1347 (Health Care Fraud). A Reportable Event may be the result of an isolated event or a series of occurrences. Any Reportable Event determined (after a reasonable opportunity to conduct an appropriate review or investigation of the allegations) to have occurred by INDIVIOR shall be promptly reported to INDIVIOR’s Chief Executive Officer.
D.   Timing of Reports
All annual certifications and reports shall be submitted within 60 (sixty) days of the end of INDIVIOR’s fiscal year. The first year’s report shall cover the period of time commencing from the date INDIVIOR SOLUTIONS pleads guilty through the end of the fiscal year. Each succeeding report shall cover the entire fiscal year and shall continue throughout the Term of the Agreement.
E.   Definitions
For the purpose of this Addendum, the following terms shall have the following meanings:
1.    The term “INDIVIOR” refers to Indivior Inc. and Indivior plc, and any entity affiliated in any way to either or both of those entities.
2.    The term “Chief Integrity and Compliance Officer” refers to the person at INDIVIOR with ultimate responsibility for developing and implementing policies, procedures, and practices designed to ensure compliance with the FDCA and FDA’s regulations and guidance documents relating to the applicable REMS program for INDIVIOR’s pharmaceutical products. During the term of this Addendum, the Chief Integrity and Compliance Officer shall be a member of INDIVIOR’s senior management and INDIVIOR’s Compliance Committee. Not more than 30 (thirty) days from the imposition of sentence of Indivior Solutions, INDIVIOR shall notify the Reportees in writing of the name of INDIVIOR’s Chief Integrity and Compliance Officer and provide a written description of that person’s responsibilities with respect to complying with the FDCA and FDA’s regulations and guidance documents. INDIVIOR shall, in writing, report to the Reportees any changes in the identity of or any material changes in the position

Exhibit A (Addendum A) to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: /s/ JR

Addendum A to Resolution Agreement
United States v. Indivior Solutions, Inc.and Indivior plc	Compliance Measures and Certifications
and responsibilities of the Chief Integrity and Compliance Officer. This report shall be provided within 15 (fifteen) days after such a change.
3.    The term “delist” is defined as removal from INDIVIOR Programs.
4.    The term “INDIVIOR Programs” means Sales platforms, Sales call target lists, Treatment Advocate (“TA”) speaker programs and events, consulting services, advisory boards (for both Commercial and Medical Affairs), clinical research, and physician locator, related to any of its pharmaceutical products. This does not include a prescriber’s ability to contact the Medical Information Unit (“MIU”) and Risk Evaluation and Mitigation Strategies (“REMS”) programs.
5.    The term “Compliance Committee” refers to the committee established or to be established by INDIVIOR to, in conjunction with the Chief Integrity and Compliance Officer, assist in the implementation and enhancement of the Compliance Program’s policies and procedures relating to compliance with (1) the FDCA and FDA’s regulations and guidance documents and (2) the terms of this Addendum. During the term of this Addendum, this committee shall, at a minimum, include INDIVIOR’s Chief Integrity and Compliance Officer and other members of INDIVIOR’s senior management with responsibilities concerning compliance with the FDCA. Not more than 30 (thirty) days from the imposition of sentence in this matter, INDIVIOR shall notify the Reportees in writing of the names of INDIVIOR’s senior managers on the Compliance Committee and provide a written description of their responsibilities with respect to complying with the FDCA and FDA’s regulations and guidance. INDIVIOR shall, in writing, report to the Reportees any changes in the identity of or any material changes in the position and responsibilities of these senior managers. This report shall be provided within 15 (fifteen) days after such a change.
6.    The term “Compliance Program” refers to the policies, procedures, practices, and other measures INDIVIOR has established or will establish to address U.S. regulatory compliance issues, including INDIVIOR’s compliance with FDCA and FDA regulations and guidance documents.
7.    The term “pharmaceutical products” means drugs marketed, promoted, or sold in the United States and intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in humans or drugs intended to affect the structure or any function of the body of humans. 21 U.S.C. § 321(g)(1)(B) & (C).

Exhibit A (Addendum A) to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: /s/ JR